Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 27, 2005

AMONG

INPLAY TECHNOLOGIES, INC.;

FPI ACQUISITION, INC.;

FINEPOINT INNOVATIONS, INC.;

AND

STEPHEN CALDWELL

AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER (“Agreement”) dated as of July 27, 2005 (“Effective Date”), by and among INPLAY TECHNOLOGIES, INC., a Nevada corporation (“Buyer”); FPI ACQUISITION, INC., a Delaware corporation, which is a wholly owned subsidiary of Buyer (“Merger Subsidiary”); FINEPOINT INNOVATIONS, INC., a Delaware corporation (“Company”); STEPHEN CALDWELL, in his individual capacity (“Caldwell”). For purposes of this Agreement, Buyer, Merger Subsidiary, Company, and Caldwell are sometimes individually referred to as a “Party” and collectively as the “Parties”.

RECITALS

          A.     WHEREAS the respective Boards of Directors of Buyer, Merger Subsidiary, and Company have approved the acquisition of Company by Buyer on the terms and subject to the conditions set forth in this Agreement;

          B.     WHEREAS the respective Boards of Directors of Buyer, Merger Subsidiary, and Company have each approved the merger of Merger Subsidiary with and into Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

          C.     WHEREAS Buyer, Merger Subsidiary, and Company desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

          NOW, THEREFORE, the Parties hereto hereby approve and adopt this Agreement as a Plan of Merger and do mutually covenant and agree as follows:

SECTION 1
MERGER OF MERGER SUBSIDIARY AND COMPANY

          1.1     Merger.     On the Merger Date (as that term is hereinafter defined), Merger Subsidiary shall be merged with and into Company, which shall be the surviving corporation, pursuant to the Plan of Merger attached as Exhibit A hereto (the “Plan of Merger”).

          1.2     Effect of the Merger. Upon the Merger becoming effective, the separate existence of Merger Subsidiary shall cease, and Company shall succeed to and possess all the properties, rights, privileges, powers, franchises, and immunities, of a public as well as of a private nature, and be subject to all the debts, liabilities, obligations, restrictions, disabilities, and duties of Merger Subsidiary, all without further act or deed, as provided in Section 251 of the Delaware General Corporation Law. Name of Company. On the Merger Date, the name of Company shall remain “FinePoint Innovations, Inc.”

          1.3     Name of Company. On the Merger Date, the name of the Company shall remain “FinePoint Innovations, Inc.”

          1.4     Certificate of Incorporation and Bylaws.  On the Merger Date, the Certificate of Incorporation and the Bylaws of Company shall be amended and restated on the Merger Date to read as did the Certificate of Incorporation and Bylaws of the Merger Subsidiary immediately prior to the Merger Date, provided, however, that Article I of the Certificate of Incorporation of Merger Subsidiary shall be amended to read as follows:    The name of this corporation is FinePoint Innovations, Inc. (the “Corporation”).

          1.5     Directors.   On the Merger Date, the directors of Merger Subsidiary immediately prior to the Merger Date shall be the directors of Company as of the Merger Date until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          1.6     Officers.   The officers of Merger Subsidiary immediately prior to the Effective Date, or such other persons as Buyer shall designate, shall be the officers of Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          1.7     Status and Conversion of Securities.

                    (a)     Conversion of Company Stock into Buyer Stock.    Upon the Merger becoming effective, each share of Company Common Stock, par value $.001 per share, of Company (“Company Common Stock”) issued and outstanding on the Merger Date, by reason of the Merger and without any action on the part of the holders thereof, shall be converted into the right to receive the portion of a share of Buyer Common Stock, par value $0.001 per share (“Buyer Common Stock”) equal to the quotient of (i) 600,000 divided by (ii) the total number of shares of Company Common Stock issued and outstanding on a fully diluted basis on the Merger Date (after giving effect to the conversion, exchange, or exercise as the case may be of all securities convertible into, or exercisable or exchangeable for, Company Common Stock).  Such quotient shall be referred to herein as the “Exchange Ratio.”  Notwithstanding the foregoing, upon the Merger becoming effective, any shares of Company Common Stock owned by Buyer or held in the treasury of Company shall be cancelled and all rights in respect thereof shall cease to exist and no cash or securities or other property shall be issued in respect thereof. In any event, if between the Effective Date and the Merger Date the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares, the nature of the consideration to be received by the stockholders of Company and the Exchange Ratio shall be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares.

                    (b)     Fractional Shares.   Notwithstanding the foregoing, Buyer shall have no obligation to issue fractional shares of Buyer Common Stock or interests or rights therein. Each former stockholder of Company on the Merger Date (each a “Company Stockholder” and collectively, “Company Stockholders”) shall be issued an amount of Buyer Common Stock equal to (i) the number of shares held by such former stockholder of Company, multiplied by (ii) the Exchange Ratio, and such amount shall be rounded down to the nearest whole share of Buyer Common Stock.    Each former stockholder of Company shall be issued cash in lieu of the issuance of fractional shares.

                    (c)     Exchange of Certificates.   On the Merger Date, each holder other than Buyer of an outstanding certificate or certificates theretofore representing shares of Company Common Stock (“Company Stock Certificates”), upon surrender thereof to such bank, trust company, or other person, including Buyer, as shall be designated by Buyer (“Exchange Agent”), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Buyer Common Stock into which the shares of Company Common Stock theretofore represented by such surrendered certificate or certificates shall have been converted (the “Merger Consideration”). Until so surrendered, each outstanding certificate theretofore representing shares of Company Common Stock shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, in respect of Buyer Common Stock, to represent the number of whole shares of Buyer Common Stock into which the shares of Company Common Stock theretofore represented thereby shall have been converted.    No dividend or other distribution, if any, payable to holders of shares of Buyer Common Stock shall be paid to the holders of certificates theretofore representing shares of Company Common Stock; provided, however, that upon surrender and exchange of such Company Stock Certificates there shall be paid to the record holders of the stock certificate or certificates issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, if any, which theretofore but subsequent to the Merger Date have been declared and become payable with respect to the number of whole shares of Buyer Common Stock into which the shares of Company Common Stock theretofore represented thereby shall have been converted and cash in lieu of fractional shares.

                    (d)     Conversion of Merger Subsidiary Capital Stock.   As of the Merger Date, each share of common stock of Merger Subsidiary, par value $0.001 per share, shall be converted into one newly issued share of Company Common Stock.

                    (e)     Options and Warrants To Purchase Company Common Stock.   As of the Merger Date and subject to the consummation of the Merger, each outstanding option or warrant to purchase shares of Company Common Stock (individually, a “Company Stock Option” and collectively, the “Company Stock Options”) shall be cancelled and retired by virtue of the Merger and each holder of a Company Stock Option shall cease to have any rights with respect thereto, except as otherwise provided in this Section 1.7(e). Company shall provide Buyer with a written instrument with respect to each Company Stock Option setting forth (x) a representation by the holder of such Company Stock Option that he or she is the owner of all options represented by such Company Stock Option, and (y) a confirmation of, and consent to, the cancellation of all options represented by such Company Stock Option (such written instrument hereinafter referred to as a “Cancellation Agreement”); provided, however, that any such Cancellation Agreement may amend any existing and outstanding Company Stock Options as of the Effective Date to permit acceleration of vesting and cashless exercise of such Company Stock Options prior to the Merger Date and cancellation of such Company Stock Options. At the Merger Date, Company shall cause the termination of any stock option plans maintained by it.

                    (f)     Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, shares of capital stock of Company issued and outstanding immediately prior to the Merger Date and held by any stockholder that did not vote in favor of the Merger and that complies with Section 262 of the Delaware General Corporation Law (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but, instead, shall be converted into the right to receive such consideration as may be determined to be due such holder pursuant to the Delaware General Corporation Law.

If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s rights to appraisal under the Delaware General Corporation Law, that holder’s shares of capital stock of Company shall thereupon be converted into the right to receive, as of the Merger Date, the Merger Consideration without any interest. Company shall give Buyer (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the Delaware General Corporation Law and received by Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law. Company shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to any demands for appraisal of capital stock of Company, offer to settle, or settle any demands, or approve any withdrawal of any such demands.

                    (g)     Earnout. If Company achieves the Accumulated EBIT calculated during the period commencing on the Merger Date through and including December 31, 2007 (the “Earnout Period”), Company Stockholders shall be entitled to receive additional restricted shares of Buyer Common Stock (the “Earnout Shares”). The Earnout Shares shall be equal to an amount of shares of Buyer Common Stock equal to (a) the First Target Value Earned or Second Target Value Earned, as applicable; divided by (b) the Applicable Buyer Common Stock Price. For purposes of this Section 1.7(g), the following definitions shall apply:

                              1.     “Accumulated EBIT” shall mean the Company’s Accumulated Earnings Before Interest and Taxes calculated as follows:  net income, plus interest and taxes, plus overhead recorded by Company attributable to general corporate expenses of Buyer, less proceeds recorded by the Company from legal settlements, all components of which shall be recorded in accordance with generally accepted accounting principles.

                              2.     “Average Buyer Common Stock Price” shall mean the average closing price of Buyer’s Common Stock, as quoted on the NASDAQ SmallCap Market or other applicable exchange or quotation bureau, for the ten trading days preceding (and including) the last day of the Earnout Period.

                              3.     “First Target Value Earned” shall only apply in the event the Average Buyer Common Stock Price is less than or equal to $5.00 per share, and shall be equal to:  (i)  (a) Accumulated EBIT,  divided by (b)  $4,000,000, multiplied by $1,000,000,  if Accumulated EBIT during the Earnout Period is equal to or greater than $3,200,000 and less than $4,000,000; or (ii) $1,000,000 if Accumulated EBIT during the Earnout Period is greater than or equal to $4,000,000.

                              4.     “Second Target Value Earned” shall only apply in the event the Average Buyer Common Stock Price is greater than $5.00 per share, and shall be equal to: (i) (a) Accumulated EBIT, divided by (b) $4,000,000, multiplied by $1,500,000, if Accumulated EBIT during the Earnout Period is equal to or greater than $3,200,000 and less than $4,000,000; or (ii) $1,500,000 if Accumulated EBIT during the Earnout Period is greater than or equal to $4,000,000.

If earned, the Earnout Shares shall be issued by Buyer to Company Stockholders on a pro rata basis based upon such stockholders’ ownership of Company Common Stock immediately prior to the Merger Date (the “Allocation Portion”).

                              5.     “Accelerated Payments.” In the event of a Change of Control (as defined below), then within 15 business days after the occurrence of such Change of Control, Buyer shall issue to Company Stockholders the maximum amount of Earnout Shares that could otherwise be earned by Company Stockholders during the Earnout Period, regardless of whether Company achieved the Accumulated KBIT targets set forth above. For purposes of this Section 1.7(g), a “Change of Control” shall mean:

                                        (a)     the approval by a majority of Buyer’s Board of Directors of (A) any merger or consolidation in which Buyer is not the surviving entity; or (B) any transaction involving the sale of all or substantially all of Buyer’s assets to any person other than a wholly or majority owned direct or indirect subsidiary of Buyer; or

                                        (b)     Buyer  causes  Company  to  dissolve  or  terminate  its existence as a going business concern without cause based upon the economic condition of the Company.

In the event that a Change of Control occurs, Buyer shall promptly notify Caldwell in writing, which notice shall include a description of such event in reasonable detail and anticipated timing relating thereto.

                              (h)     Litigation Consideration. In the event Company receives any proceeds in connection with a settlement or conclusion of the currently pending lawsuit involving Company, within 30 days of such receipt, Buyer shall pay to Company Stockholders in accordance with the Allocation Portion, the Litigation Consideration. For purposes of this Section 1.7(a), the “Litigation Consideration” shall mean that portion of any settlement proceeds received by Company or Buyer, after deduction of reasonable legal expenses paid or incurred by Company or Buyer, subsequent to the Merger Date, multiplied by 50%. All Litigation Consideration up to $2 million upon receipt of proceeds will be paid to Company Stockholders based upon their then pro rata ownership in the Company in cash. All Litigation Consideration exceeding $2 million upon receipt of proceeds from defendant will be paid to Company Stockholders based upon their then pro rata ownership in the Company as follows: (x) 50% of such Litigation Consideration shall be payable in cash; and (y) 50% of such Litigation Consideration shall be payable in shares of Buyer Common Stock at the average Buyer’s Common Stock price as quoted for the 10 days preceding such payment in The Wall Street Journal as earned in accordance with the then current GAAP rules as applied to the Buyer. Buyer shall provide the Company Stockholders with a written statement setting forth the calculation of the Litigation Consideration.

                              (i)     Books and Records.   Buyer shall keep full, clear, and accurate books and records with respect to Company’s products and licenses.  Within 90 days of the end of each fiscal year during the Earnout Period, Buyer shall deliver to Caldwell a report (the “Report”), certified by an authorized officer of Buyer, setting forth the Accumulated EBIT (as defined in Section 1.7(g)) accumulated since the Merger Date. The books and records shall be maintained in such a manner that the components of Accumulated EBIT (as defined in Section 1.7(g)) shall be readily verifiable.

The books and records shall be available for inspection and for copying by Caldwell twice during each one-year period during the Earnout Period (each, an “Inspection Period”), all upon reasonable prior notice and during normal business hours. The information contained in the books and records of Company shall remain confidential. In no event shall Caldwell be entitled to examine the books and records of Company more than the times indicated above. In the event any inspection reveals that any portion of the Earnout Shares should have been issued by Buyer, then Buyer shall issue such portion of the Earnout Shares within 10 days of the parties acknowledging that the Earnout Shares should have been issued. Should Caldwell fail to examine records within 60 days following each Inspection Period during the Earnout Period, then the Accumulated EBIT as set forth in the applicable Report with respect to the immediately preceding Inspection Period shall be deemed final and binding and Caldwell shall have no further right to contest the amount of revenue attributable to such Inspection Period.

                              (j)     Dispute Resolution. In the event that Caldwell, on behalf of himself or any of the former stockholders of the Company immediately prior to the Effective Date, shall dispute the information set forth by Buyer or Company pursuant to this Section 1.7, then, within 15 business days following the date of the delivery by Company of the information, Caldwell shall provide written notice to Buyer specifying the amount disputed and the basis for the dispute together with supporting documentation reflecting the analysis of and justification for any recomputation made. Caldwell and Buyer shall make good faith efforts to resolve the dispute through negotiations for a period of 20 business days following the receipt of the written notice defining and describing the nature of the dispute. In the event that the parties are unable to finally resolve the dispute within such 20 business day period, the parties to the dispute may elect by mutual agreement to extend the period of negotiation and may elect by mutual agreement to engage a mediator to assist in such negotiation. To the extent that any matter remains unresolved following negotiations or mediation, if applicable, the unresolved matter only shall be resolved by binding arbitration before one arbitrator who shall be mutually agreeable to Buyer and Caldwell. To the extent necessary, at the sole discretion and under the direction of the arbitrator, the arbitrator may independently review and audit any matters in dispute. The decision of the arbitrator shall be a final resolution of the parties’ dispute and shall be non-appealable and shall not be subject to further arbitration or review. The arbitration shall be governed in accordance with the expedited Commercial Rules of the American Arbitration Association and shall be held in Phoenix, Arizona, including all hearings related to such arbitration. All hearings shall be commenced and completed within 60 days of the selection of the arbitrator. The arbitrator shall render his or her decision within 30 days of all hearings related thereto. The arbitration award shall be in writing. If the arbitrator’s decision determines that Buyer improperly withheld issuance of the Earnout Shares in dispute, then Buyer shall be responsible for payment of all reasonable costs and expenses incurred by Caldwell in connection with the dispute and the arbitration, including all costs and expenses of the arbitrator. If the arbitrator’s decision determines that Buyer appropriately withheld issuance of the portion of the Earnout Shares in dispute, then Caldwell, on behalf of Company Stockholders, shall be responsible for payment of all reasonable costs and expenses incurred by Buyer in connection with the dispute in the arbitration, including all costs and expenses of the arbitrator.

          1.8     Credit Facility.   Buyer and Company agree and acknowledge that, prior to the Effective Date, Company obtained a purchase order from a major computer supplier.  In connection with such purchase order, Buyer shall use best efforts as soon as possible to provide Company with access to a credit facility in an amount needed to support production of such purchase order to allow timely delivery of product. In the event that Merger is not consummated, all amounts due to Buyer on the credit facility shall be evidenced in a promissory note in favor of Buyer, which will be fully payable by Company to Buyer from payment of receivables from customers or other revenues. The promissory note will have security interest in all assets, including an assignment of receivables. The promissory note shall be substantially in the form attached hereto as Exhibit J. This Note will be due on February 28, 2006 and bear interest at an annual rate of 1% plus all interest, fees and costs incurred by Buyer in connection therewith.

          1.9     Further Documents.   From time to time, on and after the Effective Date, as and when requested by Buyer, by Company, or by their respective successors or assigns, the appropriate officers and directors of Company as of the Effective Date shall, for and on behalf and in the name of Company or otherwise, execute and deliver all such deeds, bills of sale, assignments, and other instruments and shall take or cause to be taken such further or other actions as Company, Buyer, or their respective successors or assigns, may deem reasonably necessary or desirable in order to confirm of record or otherwise to Buyer or Company title to and possession of all of the properties, rights, privileges, powers, franchises, and immunities of Company and otherwise to carry out fully the provisions and purposes of this Agreement.

          1.10     Merger Date.   The Merger shall become effective on such date (the “Merger Date”) as of which all applicable legal requirements have been fulfilled to consummate the Merger, which date shall be no later than (a) September 15, 2005, (b) September 30, 2005 only if an audit of Company’s financials is required by the Securities and Exchange Commission or (c) a different date if all Parties agree to such date in writing. If the Merger is not consummated by the Merger Date, this Agreement will automatically terminate. The parties shall use their best efforts to consummate the Merger at the earliest practicable date following the meetings of their respective stockholders and the satisfaction of all conditions precedent that shall not have been waived.

          1.11     Internal  Revenue  Codes.     The  parties  hereto  intend that the transactions contemplated by this Agreement shall qualify as a reorganization under Section 368(a)(l)(A) of the Internal Revenue Code, as amended (the “Code”)and each party hereto will take all necessary and appropriate actions in order to accomplish such intent. This Agreement constitutes a “Plan of Reorganization” as required by Treasury Regulation Section 1.368-3(a) and has been duly adopted by each party hereto as such.

SECTION 2
COMPANY STOCKHOLDER APPROVAL

          2.1     Company Stockholder Approval. The Company shall hold a meeting of its stockholders in accordance with the laws of the State of Delaware, as soon as practicable following execution of this Agreement to consider and act upon the adoption of this Agreement. As a further inducement to the parties to enter into this Agreement, the stockholders of Company set forth on Schedule 2.1 are separately agreeing to vote Company shares, owned by them, in favor of the adoption of this Agreement, pursuant to a Voting Agreement in the form attached hereto as Exhibit B.

SECTION 3
REPRESENTATIONS AND WARRANTIES

          3.1     Representations and Warranties of Company. Except as otherwise set forth in the Company Disclosure Schedule heretofore delivered by Company to Buyer, Company and Caldwell, to the best of their actual knowledge, each hereby represent and warrant to Buyer and Merger Subsidiary as follows:

                    (a)     Due Incorporation, Good Standing, and Qualification.   Each of Company and its subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation with the requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now being conducted. (As used in this Agreement with reference to Company, the term “subsidiaries” shall include all direct or indirect subsidiaries of Company.) Neither Company nor any subsidiary of Company is subject to any material disability by reason of the failure to be duly qualified as a foreign corporation for the transaction of business or to be in good standing under the laws of any jurisdiction. Company has heretofore delivered to Buyer a list setting forth, as of the date of this Agreement, each jurisdiction in which Company or any subsidiary of Company is qualified to do business.

                    (b)     Corporate Authority.   Company has the corporate power and authority to enter into this Agreement and, subject to the requisite approval of its stockholders, to carry out the transactions contemplated hereby.  The Board of Directors of Company has duly authorized the execution, delivery, and performance of this Agreement.

                    (c)     Capital Stock. As of the date hereof, Company has authorized capital stock consisting of (i) 1,000,000 shares of Common Stock, par value per share, of which 598,800 are issued and outstanding. Except as described in this Section 3.1(c), no other securities of Company are currently issued, outstanding, or reserved for any purpose.  All of the issued and outstanding shares of capital stock of Company and of each of its subsidiaries have been validly authorized and issued and are fully paid and nonassessable. Schedule 3.1(c) sets forth, as of the date hereof, a complete and accurate list of all holders of securities of Company, indicating the number of outstanding securities convertible into or exchangeable for Company Common Stock, any other securities of Company, or any capital stock or other securities of any of Company’s subsidiaries.

                    (d)     Options, Warrants, and Rights.   Neither Company nor any subsidiary of Company has outstanding any options, warrants, or other rights to purchase, or convert any obligation into, any shares of its capital stock, other than those referred to on Schedule 3.1(d).

                    (e)     Subsidiaries.   Schedule 3.1 (e) sets forth as of the date of this Agreement (i) the name, jurisdiction of incorporation, and list of shareholders of each subsidiary of Company, and (ii) the name and a description of every other person, corporation, partnership, joint venture, or other business association in which Company directly or indirectly owns a material interest. The outstanding shares of capital stock of the subsidiaries of Company owned by Company or any of its subsidiaries are owned free and clear of all claims, liens, charges, and encumbrances.

                    (f)     Financial Statements.   The Consolidated Balance Sheets of Company and subsidiaries as of December 31, 2003 and 2004, and the Consolidated Statements of Operations, Shareholders’ Equity, and Cash Flows of Company and subsidiaries for the three years ended December 31, 2004, and all related schedules and notes to the foregoing, have been prepared without audit, and the Consolidated Balance Sheet of Company and subsidiaries as of June 30, 2005, and the Consolidated Statements of Operations and Cash Flows of Company and subsidiaries for the six months ended June 30, 2005, and all related schedules and notes to the foregoing, have been prepared by Company without audit.    All of the foregoing financial statements, set forth on Schedule 3.1(f), have been prepared in accordance with generally accepted accounting principles, which were applied on a consistent basis, and fairly present, in all material respects, the financial position, results of operations, and changes in financial position of Company and subsidiaries as of their respective dates and for the periods indicated. Neither Company nor any subsidiary of Company has any material liabilities or obligations of a type that would be included in a balance sheet prepared in accordance with generally accepted accounting principles, whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the Consolidated Balance Sheet of Company and subsidiaries as of June 30, 2005 (“Company Base Balance Sheet”), or incurred since the date of the Company Base Balance Sheet in the ordinary course of business.

                    (g)     No Material Change. Except as set forth on Schedule 3.1(g), since June 30, 2005, there has not been and there is not threatened (i) any material change in the financial condition, business, properties, assets, or results of operations of Company and its subsidiaries taken as a whole; (ii) any loss or damage (whether or not covered by insurance) to any of the assets or properties of Company or any subsidiary of Company that materially affects or impairs its ability to conduct its businesses; (iii) any event or condition of any character that has materially and adversely affected the business or prospects (financial or otherwise) of Company and its subsidiaries taken as a whole; or (iv) any mortgage or pledge of any material amount of the assets or properties of Company or any subsidiary of Company, or any indebtedness incurred by Company or any subsidiary of Company, other than indebtedness, not material in the aggregate, incurred in the ordinary course of business.

                    (h)     Title to Properties. Each of Company and its subsidiaries has good and marketable title to all of its real and personal properties, including all properties reflected in the Company Base Balance Sheet, or acquired subsequent to the date of Company Base Balance Sheet, except properties disposed of subsequent to that date in the ordinary course of business or properties relating to discontinued operations. Such assets and properties are not subject to any mortgage, pledge, lien, claim, encumbrance, charge, security interest, title retention, or other security arrangement, except for liens for the payment of federal, state, or other taxes, the payment of which is neither delinquent nor subject to penalties, and except for other liens and encumbrances incidental to the conduct of the business of Company and its subsidiaries or the ownership of their assets or properties that were not incurred in connection with the borrowing of money or the obtaining of advances, and that do not in the aggregate materially detract from the value of the assets or properties of Company and its subsidiaries taken as a whole or materially impair the use thereof in the operation of their respective businesses, except in each case as disclosed in the Company Balance Sheet. All leases pursuant to which Company or any subsidiary of Company leases any substantial amount of real or personal property are valid and effective in accordance with their respective terms.

                    (i)     Litigation. There are no actions, suits, proceedings, or other litigation pending or, to the knowledge of Company, threatened against Company or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality that, if determined adversely to Company or its subsidiaries, would individually or in the aggregate have a material adverse effect on the business, assets, properties, or operations, or on the condition, financial or otherwise, of Company and its subsidiaries, taken as a whole.

                    (j)     Intellectual Property. Schedule 3.1(i) hereto sets forth a true, complete, and correct list and description of all material foreign and domestic patents, patent rights, trademarks, service marks, trade names, brands, and copyrights (whether or not registered and, if applicable, including pending applications for registration) owned, used, licensed, or controlled by Company in connection with its business. Company owns or has the right to use and shall as of the Merger Date own or have the right to use any and all proprietary information, know-how, trade secrets, patents, provisional patents, patents pending, patent disclosures, copyrights, trademarks, trade names, software, formulae, methods, processes, and other intangible properties that are necessary or customarily used in connection with its business (collectively, “Intellectual Property”) including, but not limited to, the Intellectual Property set forth on Schedule 3.1(i). Except as set forth on Schedule 3.1(i). Neither Company nor any subsidiary of Company is subject to any material disability or liability by reason if its failure to possess any patent, trademark, trademark right, trade name, trade name right, or license,

                              (i)     Company has the right to use, or is the sole and exclusive owner of all right, title, and interest in and to, all of the Intellectual Property set forth on Schedule 3.1(i), and has the exclusive right to use and license the same, free and clear of any claim or conflict with the Intellectual Property of others;

                              (ii)     no royalties, honorariums, or fees are payable by Company to any third party by reason of the ownership or use of any of the Intellectual Property, and Company has paid all maintenance fees required by governmental authorities with respect to such Intellectual Property;

                              (iii)     there have been no claims made against Company asserting the invalidity, abuse, misuse, or unenforceability of any of the Intellectual Property and no grounds for any such claims exist;

                              (iv)     Company has not made any claim of any material violation or infringement by others of any of its Intellectual Property or interests therein and, to the knowledge of Company, no grounds for any such material claim exists;

                              (v)     Company has not received any notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Intellectual Property, and neither the use of the Intellectual Property nor the operation of Company’s business is infringing or has infringed upon any intellectual property rights of others;

                              (vi)     the Intellectual Property is sufficient and includes all intellectual property rights necessary for Company to lawfully conduct its business as presently being conducted and as proposed to be conducted;

                              (vii)     except as set forth on Schedule 3.1(i), no interest in any of the Intellectual Property has been assigned, transferred, licensed, or sublicensed by Company to any third party;

                              (viii)     to the extent that any item constituting part of the Intellectual Property has been registered with, filed in, or issued by, any governmental authority, such registrations, filings, or issuances are listed on Schedule 3.1(i) and were duly made and remain in full force and effect;

                              (ix)     to the knowledge of Company, there has not been any act or failure to act by Company or any of its members, officers, employees, attorneys, or agents during the prosecution or registration of, or any other proceeding relating to, any of the Intellectual Property identified on Schedule 3.1(i) or of any other fact which could render invalid or unenforceable, or negate the right to issuance of any of the Intellectual Property identified on Schedule 3.1(i); and

                              (x)     to the extent any of the Intellectual Property constitutes proprietary or confidential information, Company has taken commercially reasonable steps to safeguard such information from disclosure.

                    (k)     No Liabilities.     There are no liabilities, contingent or otherwise, not reflected in the Financial Statements or as described in the Disclosure Schedule.

                    (1)     Taxes.

                              (i)     Tax Returns. Company and each subsidiary of Company has duly filed in correct form all Tax Returns (as defined below) relating to its activities required or due to be filed (with regard to applicable extensions) on or prior to the date hereof. All such Tax Returns are complete and accurate in all material respects. Neither Company nor any subsidiary of Company is currently the beneficiary of any extension of time within which to file any Tax Return. Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Internal Revenue Code. Company has not been required to file a disclosure schedule under Treasury Regulation Section 1.6011-4. Company has furnished to Buyer a copy of all Tax Returns filed for it or its subsidiaries within the five-year period prior to the date of the Agreement.

                              (ii)     Audit of Tax Returns. Schedule 3.1(k) lists (A) all federal, state, local, and foreign income Tax Returns filed with respect to Company and each subsidiary of Company for taxable periods ended on or after January 1, 2001, (B) those Tax Returns that have been audited, and

(C) those Tax Returns that currently are the subject of audit or in respect of which any written or unwritten notice of any audit or examination has been received by Company or any subsidiary of Company. No issue relating to Taxes has been raised by a taxing authority during any pending audit or examination, and no issue relating to Taxes was raised by a taxing authority in any completed audit or examination, that reasonably can be expected to recur in a later taxable period.

                              (iii)     Payment of Taxes. Company and each subsidiary of Company has paid or made provision for the payment of all Taxes (as defined below) (whether or not shown on any Tax Return and whether or not any Tax Return was required) that have been incurred or are due or claimed to be due from it by federal, state, or local taxing authorities for all periods ending on or before the date hereof, other than Taxes or other charges that are not delinquent or are being contested in good faith and have not been finally determined and have been disclosed to Buyer. Without limiting the foregoing, Company and each subsidiary of Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. There are no liens on any of the assets of Company or any subsidiary of Company that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due. The unpaid Taxes of Company and its subsidiaries (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company and its subsidiaries in filing its Tax Returns. No claims for Taxes or assessments are being asserted or threatened against Company or any of its subsidiaries.

                              (iv)     Other Jurisdictions. No claim has ever been made by any taxing authority in any jurisdiction in which neither Company nor any subsidiary of Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.

                              (v)     Post-Closing Taxes. Neither Company nor any subsidiary of Company will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, or Section 481 of the Internal Revenue Code, or any comparable provision of state, local, or foreign tax law.

                              (vi)     Disputes. There is no dispute or claim concerning any Tax liability of Company or any subsidiary of Company either (A) claimed or raised by any taxing authority in writing or (B) as to which Company or any subsidiary of Company has actual knowledge (after reasonable investigation) based upon personal contact with any agent of such taxing authority.

                              (vii)     Statute of Limitations. Neither Company nor any subsidiary of Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                              (viii)     Certain Payments. None of Company or any subsidiary of Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under section 280G of the Internal Revenue Code. None of Company or any subsidiary of Company has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Internal Revenue Code.

                              (ix)     No Partnership. Neither Company nor any subsidiary of Company is a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes. Neither Company nor any subsidiary of Company is a party to any Tax allocation or sharing agreement.

                              (x)     Affiliated Group. Neither Company nor any subsidiary of Company (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return and (B) has liability for the Taxes of any Person under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

                              (xi)     Sale Leasebacks. Neither Company nor any subsidiary of Company has entered into any sale leaseback or leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 2001-28 (or similar provisions of foreign law) or any safe harbor lease transaction.

                              (xii)     Elections. All material elections with respect to Taxes affecting Company or any subsidiary of Company are disclosed or attached to a Tax Return of Company or such subsidiary.

                              (xiii)     Distributions. Neither Company nor any subsidiary of Company has distributed stock of another corporation or has had its stock distributed by another corporation in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Internal Revenue Code.

                              (xiv)     Certain Definitions. For purposes of this Agreement, the (A) term “Taxes” shall mean all taxes, charges, fees, levies, or other assessments, including, without limitation, income, gross receipts, profits, excise, property, sales, use, transfer, license, payroll, employment, franchise, severance, stamp, occupation, premium, windfall profits, environment, customs duties, capital stock, withholding, Social Security, unemployment disability, registration, value added, alternative or add-on minimum, or estimated taxes, imposed by the United States or any state, local, or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties, or additions to tax attributable to such assessments or to the failure to file any Tax Return; (B) the term “Tax Return” shall mean any report, return, declaration, claim for refund, information return, or other information, including any schedule or attachment thereto and any amendment thereof, required to be supplied to a taxing authority or required by a taxing authority to be supplied to any other person; (C) “Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law; and (D) “Code” means the Internal Revenue Code of 1986, as amended.

                     (m)     Accounts Receivable. Each account receivable of Company or any subsidiary of Company has been acquired in the ordinary course of business, is valid and enforceable, and is fully collectible, subject to no known defenses, setoffs, or counterclaims, except to the extent of the reserve reflected in the book of Company.

                    (n)     Contracts. Neither Company nor any subsidiary of Company is a party to (i) any plan or contract providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, or profit sharing (other than profit sharing or bonus arrangements with officers and key personnel of subsidiaries); (ii) any collective bargaining or other contract or agreement with any labor union; (iii) any lease, installment purchase agreement, or other contract with respect to any real or personal property used or proposed to be used in its operations, except, in each case, items included within aggregate amounts disclosed in Company’s Base Balance Sheet, (iv) any employment or severance agreement or other similar arrangement not terminable at the Closing without penalty to it; (v) any contract or agreement for the purchase of any commodity, material, fixed asset, or equipment in excess of $25,000; (vi) any contract or agreement creating an obligation of $25,000 or more; (vii) any contract or agreement that by its terms does not terminate or is not terminable without penalty to it within one year after the date hereof; (viii) any loan agreement, indenture, promissory note, conditional sales agreement, or other similar type of arrangement; (ix) any material license agreement; or (x) any contract that may result in a material loss or obligation to it. All contracts, agreements, and other arrangements to which Company or any subsidiary of Company is a party are valid and enforceable in accordance with their terms; Company, its subsidiaries, and all other parties to each of the foregoing have performed, in all material respects, all obligations required to be performed to date; neither Company, nor any subsidiary of Company, nor any such other party is in default or in arrears under the terms of any of the foregoing; and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute a default under any of them.

                    (o)      Employee Benefit and Employment Matters.

                              (i)     ERISA Matters. Each of Company and its subsidiaries has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of ERISA and the regulations and published interpretations thereunder with respect to each “plan” (as defined in Section 3(3) of ERISA and such regulations and published interpretations) in which employees of Company or its subsidiaries are eligible to participate, and each such plan is in compliance in all material respects with the presently applicable provisions of ERISA and such regulations and published interpretations. Company has not incurred any unpaid liability to the Pension Benefit Guaranty Corporation (other than for the payment of premiums in the ordinary course) or to any such plan under Title IV of ERISA. Company has furnished to Buyer as an attachment to Schedule 3.1 (n)(i) hereto true and complete copies of each pension plan, welfare plan, and employment benefit plan applicable to Company or any of its subsidiaries and related trust agreements or annuity contracts, Internal Revenue Service determination letters, and summary plan descriptions; all of the foregoing plans, agreements, and commitments are valid, binding, and in full force and effect, and there are no defaults thereunder; and none of the rights of Company or any of its ERISA Affiliates (as defined under ERISA) thereunder will be impaired by this Agreement or the consummation of the transactions contemplated by this Agreement.

                              (ii)     Labor Matters. Each of Company and its subsidiaries has complied with all other applicable federal, state, and local laws relating to the employment of labor, including, without limitation, the provisions thereof relative to wages, hours, collective bargaining, working conditions, and payment of taxes of any kind, and neither Company nor any subsidiary of Company is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing or has any obligations for any vacation, sick leave, or other compensatory time.

                              (iii)     Arrangements with Employees. The employment of each employee of Company or any subsidiary of Company is terminable at will without cost to Company or any subsidiary of Company. All officers and independent contractors of Company and its subsidiaries are paid salaries or other compensation in accordance with the amounts set forth in Schedule 3.1(n) hereto, and Schedule 3.1(n)(iii) correctly and accurately sets forth all salaries, expenses, and personal benefits paid to or accrued for all directors, officers, managers, and principal stockholders of Company and its subsidiaries as of the date of this Agreement, all of which are reflected in the most recent balance sheet prepared by Company and delivered to Buyer.

                    (p)     Compliance with Law and Other Regulations. Neither Company nor any subsidiary of Company is subject to or has been threatened with any material fine, penalty, liability, or disability as the result of its failure to comply with any requirement of federal, state, local, or foreign law or regulation (including those relating to the employment of labor or environmental matters) or any requirement of any governmental body or agency having jurisdiction over it, the conduct of its business, the use of its assets and properties, or any premises occupied by it.

                    (q)     Insurance. Each of Company and its subsidiaries maintains in full force and effect insurance coverage on its assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are adequate and customary for the businesses engaged in by it.

                    (r)     Minute Books. The minute books of Company and each of its subsidiaries accurately record, in all material respects, the actions taken by their respective stockholders and directors.

                    (s)     Reliance Upon Advisors. The Company and Caldwell acknowledge that they have been encouraged to rely upon the advice of their legal counsel and accountants or other financial advisors with respect to the financial, tax, and other considerations relating to the transactions contemplated by this Agreement or the acquisition of the Buyer Common Stock. Caldwell represents and warrants that he has reviewed with his own tax advisors the federal, state, local, and foreign tax consequences of the transactions contemplated by this Agreement and the investment in Buyer Common Stock. Caldwell is relying solely on such advisors and not on any statements or representations of Buyer, Merger Subsidiary, or any of their officers, directors, employees, or agents.

                    (t)     Intent and Access. Company and Caldwell acknowledge receipt, via the EDGAR system maintained by the Securities and Exchange Commission (the “Commission”), of the following reports filed by Buyer: (a) Buyer’s Annual Report on Form 10-KSB for the year ended December 31, 2004; (b) Buyer’s Definitive Proxy Statement related to its 2005 Annual Meeting of Stockholders; (c) Buyer’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2005; (d) Buyer’s Current Report on Form 8-K dated April 29, 2005 filed with the Commission on May 5, 2005; (e) Form 8-K dated May 20, 2005 filed May 25, 2005; (f) Form 8-K dated June 29, 2005 filed June 30, 2005; and (g) Form S-8 filed June 17, 2005.

                    (u)     Accuracy of Statements. Neither this Agreement nor any statement, list, certificate, or other information furnished or to be furnished by Company to Buyer or Merger Subsidiary in connection with this Agreement or any of the transactions contemplated hereby contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of circumstances in which they are made, not misleading.

          3.2     Representations and Warranties of Buyer and Merger Subsidiary. Except as disclosed in any document heretofore filed by Buyer with the SEC, and except for intercompany transactions or matters among Buyer and/or its subsidiaries, Buyer and Merger Subsidiary, jointly and severally, represent and warrant to Company as follows:

                    (a)     Due Incorporation, Good Standing, and Qualification.  Each of Buyer and its subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation with the requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now being conducted. Neither Buyer nor any subsidiary of Buyer is subject to any material disability by reason of the failure to be duly qualified as a foreign corporation for the transaction of business or to be in good standing under the laws of any jurisdiction. Buyer has heretofore delivered to Company a list setting forth, as of the date of this Agreement, each jurisdiction in which Buyer or any subsidiary of Buyer is qualified to do business. Merger Subsidiary is a wholly owned subsidiary of Buyer and, apart from matters arising under this Agreement, has no significant assets, liabilities, or business, except for its right under this Agreement to obtain from Buyer the shares of Buyer Common Stock to be delivered on its behalf to the Company Stockholders under this Agreement.   As used in this Agreement with reference to Buyer, the term “subsidiaries” shall include Merger Subsidiary and all other direct or indirect subsidiaries of Buyer.

                    (b)     Corporate Authority.   Buyer and Merger Subsidiary have the corporate power and authority (subject to any requisite approval of the Buyer Stockholders) to carry out the transactions contemplated hereby.  The Boards of Directors of Buyer and Merger Subsidiary have duly authorized the execution, delivery, and performance of this Agreement.

                    (c)     Capital Stock.   As of the date hereof, Buyer has authorized capital stock consisting of 10,000,000 shares of Preferred Stock, no par value, of which no shares are issued, and 40,000,000 shares of Common Stock, $0.001 par value per share, of which 9,614,673 are issued and outstanding. As of such date, 1,204,256 shares of Buyer Common Stock are reserved for issuance upon the exercise of outstanding Buyer Stock Options. All of the issued and outstanding shares of capital stock of Buyer and each of its subsidiaries have been validly authorized and issued and are fully paid and nonassessable.

                    (d)     Options, Warrants, and Rights. Neither Buyer nor any subsidiary of Buyer has outstanding any options, warrants, or other rights to purchase, or convert any obligation into, any shares of its capital stock, other than those referred to in Section 3.2(c).

                    (e)     No Material Change. Since March 31, 2005, there has not been and there is not threatened (i) any material change in the financial condition, business, properties, assets or results of operations of Buyer and its subsidiaries taken as a whole; (ii) any loss or damage (whether or not covered by insurance) to any of the assets, or properties of Buyer or any subsidiary of Buyer that materially affects or impairs its ability to conduct its business; (iii) any event or condition of any character that has materially and adversely affected the business or prospects (financial or otherwise) of Buyer and its subsidiaries taken as a whole; or (iv) any mortgage or pledge of any material amount of the assets or properties of Buyer or any subsidiary of Buyer, or any indebtedness incurred by Buyer or any subsidiary of Buyer, other than indebtedness, not material in the aggregate, incurred in the ordinary course of business.

                    (f)     No Violation. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate or result in a breach by Buyer or any subsidiary of Buyer of, or constitute a default under, or conflict with or cause any acceleration of any obligation with respect to (i) any provision or restriction of any charter, bylaw, loan, indenture, or mortgage of Buyer or any subsidiary of Buyer; or (ii) any provision or restriction of any lien, lease agreement, contract, instrument, order, judgment, award, decree, ordinance, or regulation or any other restriction of any kind or character to which any assets or properties of Buyer or any subsidiary of Buyer is subject or by which Buyer or any subsidiary of Buyer is bound.

                    (g)     SEC Reports. Buyer’s report on Form 10-KSB for the year ended December 31, 2004 filed with the Commission and all subsequent reports and proxy statements filed by Buyer thereafter pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 do not contain a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time the document was filed.  Since the filing of such report on Form 10-KSB, no other report, proxy statement, or other document has been required to be filed by Buyer pursuant to Section 13 (a) or 14(a) of the Securities Exchange Act of 1934 that has not been filed.

                    (h)     Status of Buyer Common Stock to be Issued. The shares of Buyer Common Stock into which the shares of Company Common Stock will be converted on the Merger Date pursuant to this Agreement will be when issued validly authorized and issued, fully paid, nonassessable, and listed for trading on the NASDAQ SmallCap Market.

SECTION 4
COVENANTS

          4.1     Covenants of Company.  Company agrees that, unless Buyer otherwise agrees in writing and except as set forth in the Company Disclosure Schedule, prior to the Merger Date:

                    (a)     Preservation of Business. Company shall use its best efforts to (i) preserve intact the present business organization of Company; (ii) preserve the present goodwill and advantageous relationships of Company with investors and all other persons having business dealings with Company; and (iii) preserve and maintain in force all licenses, registrations, franchises, patents, trademarks, copyrights, bonds, and other similar rights of Company. Company and its subsidiaries shall not enter into any employment agreements with any of their officers or management personnel that may  not be cancelled without penalty upon notice not exceeding 90 days.   Company and its subsidiaries shall maintain in force all property, casualty, fiduciary, directors and officers, and other forms of insurance that they are presently carrying. Company shall promptly notify Buyer of any agreements with third parties related to the granting of rights to such third parties of the Intellectual Property.

                    (b)     Ordinary Course.   Company shall operate its business only in the usual, regular, and ordinary course and manner. Without limiting the foregoing, neither Company any subsidiary of Company shall: (i) encumber or mortgage any assets or properties; (ii) incur any obligation (contingent or otherwise) or purchase or acquire, or transfer or convey, any material assets or properties or enter into any transaction or make or enter into any contract or commitment, except in the ordinary course of business; or (iii) acquire any stock or other equity interest in any corporation, trust, or other entity.

                    (c)     Satisfaction   of   Obligations   and   Liabilities.       Company   shall   use commercially reasonable efforts to continue to satisfy critical obligations and liabilities that would otherwise be a detriment to continued operations of asset value: (i) pay or cause to be paid in full all of the obligations and liabilities arising out of its business as they mature and are critical to continued operations prior to the Merger Date; provided, however, that prior to the Merger Date, Company shall have no obligation to pay or otherwise satisfy any of the obligations or liabilities  of    Company set forth on  Schedule 4.1(c),  which  shall  remain obligations of Company as of the Merger Date; (ii) maintain and perform in all material respects its obligations under all agreements and contracts to which it is bound in accordance with their terms; (iii) comply in all material respects with all requirements of applicable federal, state, and local laws, regulations, and rules; and (iv) cause Company Stockholders to reimburse Company, prior to the Merger Date, of any accrued liabilities in excess of $60,000 associated with the negotiation, preparation, and execution of this Agreement and the obtaining of the necessary approvals thereof, including fees and expenses of its counsel, accountants, investment bankers, and other experts.

                    (d)     Books and Records.    Company shall maintain its books, accounts, and records in the usual, regular, and ordinary manner and on a basis consistent with prior years, and shall comply with all laws applicable to them or to the conduct of their business.

                    (e)     No Organic Change.  The Company shall not: (i) amend its Certificate of Incorporation or Bylaws;  (ii) make  any change in its capital  stock by reclassification, subdivision,  reorganization,  or otherwise;  or (iii) merge or consolidate  with any  other corporation, trust, or other entity or change the character of its business.

                    (f)     No Issuance by Company of Shares, Options, or Other Securities.   The Company shall not: (i) issue any shares of capital stock; or (ii) grant any option, warrant, or other right to purchase or to convert any obligation into shares of capital stock.

                    (g)     Compensation.    The Company shall not: (i) increase the compensation payable to any officer or to other management personnel from the amount payable as of March 31, 2005, except in accordance with normal and customary practice; or (ii) introduce or change any pension or profit sharing plan or any other employee benefit arrangement, except as a result of collective bargaining negotiations, except for insubstantial changes necessary to comply with the minimum requirements of the Internal Revenue Code of 1986 or the Employee Retirement Income Security Act of 1974, or except as disclosed in the Company Disclosure Schedule.

                    (h)     Dividends.  Company shall not: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase, redeem, or otherwise acquire any shares of capital stock or Company or its subsidiaries or any other securities thereof.

                    (i)     Consents and Approvals. Company shall use its best efforts to obtain all necessary consents and approvals of other persons and governmental authorities to the performance by Company of the transactions contemplated by this Agreement. Company shall make all filings, applications, statements, and reports to all foreign, federal, state, local, and other government agencies or entities that are required to be made prior to the Merger Date by or on behalf of Company pursuant to any statute, rule, or regulation in connection with the transactions contemplated by this Agreement.

          4.2     Covenants of Buyer.   Buyer agrees that, unless Company otherwise agrees in writing and except as set forth in the Buyer Disclosure Schedule, prior to the Merger Date:

                    (a)     Preservation of Business.   Buyer shall use its best efforts in the ordinary course of business to (i) preserve intact the present business organization of Buyer and its subsidiaries; (ii) preserve the present goodwill and advantageous relationships of Buyer and its subsidiaries with investors and all other persons having business dealings with Buyer or its subsidiaries; and (iii) preserve and maintain in force all licenses, registrations, franchises, patents, trademarks, copyrights, bonds and other similar rights of Buyer.    Buyer and its subsidiaries shall maintain in force all property, casualty, fidelity, directors and officers, and other forms of insurance that they are presently carrying.

                    (b)     Convertible Loan Commitment.   Buyer agrees to commit to Company (l) funding to Company prior to the Merger Date of up to $142,500, and (2) funding of $157,500 to Company for repayment of a promissory note requiring repayment before the Closing following the Effective Date (collectively, the “Loan Commitment”). Notwithstanding the foregoing, Buyer will (i) notify the holder of the note referenced in (2) above of Buyer’s intent to pay-off such note within the time periods required under the note, (ii) provide funds to Company to satisfy Company’s obligations under such note on or before August 4, 2005, (iii) provide Company with proof that all of Company’s obligations under such note have been satisfied in full. The Company will submit schedules to Buyer of all related disbursements following the Effective Date through the Merger Date. The Loan Commitment shall be substantially in the form of a promissory note attached hereto as Exhibit C (the “Promissory Note”) issued by Company, the principal, interest, and other outstanding amounts of which may be converted into shares of Company Common Stock at a conversion ratio that would provide Buyer, upon conversion of the full $300,000, beneficial ownership of 10% of the outstanding capital stock of Company on a fully diluted basis (any amounts below the $300,000 would be on a directly proportional basis). Buyer’s ability to convert the Promissory Note is available only if the merger contemplated by this Agreement is consummated. The outstanding principal amount under the promissory note shall bear interest at 9% per annum, payable quarterly, and shall be secured by all of the assets of Company pursuant to a security agreement between Buyer and Company substantially in the form attached hereto as Exhibit I. Interest and other sums due under the Promissory Note shall be payable in cash at maturity or added to the conversion calculation on the conversion date, as set forth above. Company shall provide Buyer 30-days’ notice of Company’s intention to repay outstanding amounts under the Promissory Note so that Buyer shall determine whether to exercise Buyer’s right to convert. All amounts due on the Promissory Note shall be due and payable on February 28, 2006 if the Merger contemplated by this Agreement is not consummated and no material default has occurred by Company. If the Merger contemplated by this Agreement is consummated, Buyer will convert the Promissory Note into shares of Company Common Stock as provided above immediately prior to the Merger Date. Company acknowledges that the conversion of any amounts outstanding under the Promissory Note will reduce the amount of Buyer Common Stock, Earnout Shares, and Litigation Consideration issued to the Company Stockholders pursuant to Section 1.6.  If Company terminates or abandons this Agreement because Company has received a Superior Proposal (as defined below), the Promissory Note shall become due and payable within 30 days of such termination or abandonment.

                    (c)     Satisfaction of Accrued Liabilities and Notes Payable.    On the Merger Date, Buyer shall have certified funds available to pay in full up to $435,000 of accounts payable and accrued liabilities of Company set forth on Schedule 4.2(d).

                    (d)     Repurchase Option.   Upon an Option Trigger Event, Buyer shall grant to Company Stockholders the option to purchase all outstanding shares of Company Common Stock at a price equal to the aggregate Merger Consideration actually paid to Company Stockholders in connection with the Merger; provided, however, that this right shall expire on December 31, 2007 (the “Option Period”).   For purposes of this Section 4.2(d), an “Option Trigger Event” shall mean at anytime prior to expiration of the Option Period: (1) the institution by Buyer of proceedings to be adjudicated as bankrupt or insolvent, or the consent by Buyer to institution of bankruptcy or insolvency proceedings against it or the filing by Buyer of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by Buyer to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee, or other similar official of the Buyer, or of any substantial part of its property, or the making by Buyer of an assignment for the benefit of creditors, or the taking of corporate action by Buyer in furtherance of any such action; or (2) the involuntary delisting of Buyer Common Stock from the NASDAQ SmallCap Market. Notwithstanding anything to the contrary contained in this Section 4.2(d), no Option Trigger Event shall be deemed to have occurred in the event Company Stockholders sell or otherwise dispose of Buyer Common Stock at a price per share less than $1.00 during the Option Period.

                    (e)     Consents and Approvals. Buyer shall use its best efforts to obtain all necessary consents and approvals of other persons and governmental authorities to the performance by Buyer of the transactions contemplated by this Agreement. Buyer shall make all filings, applications, statements, and reports to all foreign, federal, state, local, and other government agencies and entities that are required to be made prior to the Merger Date by or on behalf of Buyer or its subsidiaries pursuant to any statute, rule, or regulation in connection with the transactions contemplated by this Agreement.

          4.3     Other Acquisition Proposals.

                    (a)     No Solicitation.  Except for leads brought to Company by Remington Financial, existing Company Stockholders, Private Investor Group (Goerner Group), Private Investor Group (Rice Group), Private Investor Group (Magnussen Group), and Infinite Business Possibilities (Money Finder), Company and its officers, directors, employees, representatives, and agents shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as hereinafter defined).  Except for leads brought to Company by Remington Financial, existing Company Stockholders, Private Investor Group (Goerner Group), Private Investor Group (Rice Group), Private Investor Group (Magnussen Group), and Infinite Business Possibilities (Money Finder), from and after the date hereof until the abandonment or termination of this Agreement, Company shall not, nor shall it permit any of its subsidiaries to, authorize or permit any of its officers, directors, or employees or any investment banker, financial advisor, attorney, accountant, or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by way of furnishing non-public information or assistance), or knowingly take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time the Board of Directors of Company determines in good faith, after consultation with independent legal counsel (who may be Company’s regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company Stockholders under applicable law, Company may, in response to an unsolicited Acquisition Proposal that could reasonably be expected to be considered or become a Superior Proposal (as hereinafter defined), and subject to compliance with Section 4.3(c), (x) furnish information with respect to Company to the person making such unsolicited Superior Proposal pursuant to a confidentiality agreement in reasonably customary form, and (y) participate in discussions or negotiations regarding such Superior Proposal.  For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal, or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of Company and its subsidiaries or 20% or more of any class of equity securities of Company or any of its subsidiaries; any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Company or any of its subsidiaries; any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution, or similar transaction involving Company or any of its subsidiaries (other than the transactions between the parties hereto contemplated by this Agreement); or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to Buyer of the transactions contemplated hereby. For purposes of this Agreement, a “Superior Proposal” means an Acquisition Proposal on terms that the Board of Directors of Company determines in its good faith judgment to be more favorable, from a financial point of view, to the Company Stockholders than the terms of the Merger set forth in this Agreement.

                    (b)     Change in Recommendation. Except as set forth in this Section 4.3, neither the Board of Directors of Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation of this Agreement or the Merger by the Board of Directors or such committee; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) cause Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that Company receives an unsolicited, written, bona fide Acquisition Proposal and the Board of Directors of Company determines in good faith, after consultation with independent legal counsel (who may be Company’s regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company Stockholders under applicable law, the Board of Directors of Company may (subject to the other provisions of Section 4.3) withdraw or modify its approval or recommendation of this Agreement and the Merger, approve or recommend a Superior Proposal, cause Company to enter into an agreement with respect to a Superior Proposal, or terminate this Agreement, but in each case only at a time that is after the second business day following Buyer’s receipt of written notice (a “Notice of Superior Proposal”) advising Buyer that the Board of Directors of Company has received and has determined to accept a Superior Proposal.

                    (c)     Disclosure   to   Company   Stockholders.      Nothing   contained   in   this Section 4.3 shall prohibit Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company Stockholders if, in the good faith judgment of the Board of Directors of Company, after consultation with independent legal counsel (who may be Company’s regularly engaged independent counsel), failure so to disclose would be inconsistent with its fiduciary duties to the Company Stockholders under applicable law; provided, however, neither Company, nor its Board of Directors, nor any committee thereof shall, except as permitted by Section 4.3(b), withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

                    (d)     Payment.    In the event that Company or its Board of Directors or a committee thereof withdraw or modifies, or proposes to withdraw or modify, its position with respect to the merger or approves or recommends, or proposes to approve or recommend, an Acquisition Proposal, as permitted by this Section 4.3 Company shall pay to Buyer $25,000 in cash or by cashier’s check or wire transfer.

                    (e)     Transferability of Capital Stock. Buyer shall make timely filings of all reports required by the SEC or any listing exchanges to offer the Company Stockholders the right to sell their shares of Buyer Common Stock under Rule 144 and shall promptly comply with Company Stockholder reasonable requests relating to the sale of their shares of Buyer Common Stock including Earnout Shares, under Rule 144.

          4.4     Tax Disclosure Authorization. Notwithstanding anything herein to the contrary, the Parties (and each affiliate and person acting on behalf of any Party) agree that each Party (and each employee, representative, and other agent of such Party) may disclose to any and all persons, without limitation of any kind, the transaction’s tax treatment and tax structure (as such terms are used in Code §§ 6011 and 6012 and regulations thereunder) contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) provided to such Party or such person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws, provided, however, that such disclosure may not be made until the earlier of the date of (A) public announcement of discussions relating to the transaction, (B) public announcement of the transaction, or (C) execution of an agreement to enter into the transaction. This authorization is not intended to permit disclosure of any other information including (without limitation) (i) any portion of any materials to the extent not related to the transaction’s tax treatment or tax structure, (ii) the identities of participants or potential participants, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the transaction’s tax treatment or tax structure), or (v) any other term or detail not relevant to the transaction’s tax treatment or the tax structure.

SECTION 5
CONDITIONS PRECEDENT TO OBLIGATIONS

          5.1     Conditions Precedent to the Obligations of Buyer and Merger Subsidiary.    The obligations of Buyer and Merger Subsidiary under this Agreement are, at the option of Buyer and Merger Subsidiary, subject to the satisfaction of the following conditions on or before the Merger Date:

                    (a)     Accuracy of Representations and Warranties.    The representations and warranties of Company herein contained shall have been true and correct, to the knowledge of Company, in all material respects when made, and, in addition, shall be true and correct in all material respects on and as of the Merger Date with the same force and effect as though made on and as of the Merger Date, except as affected by transactions contemplated hereby.

                    (b)     Performance of Agreements.  Company shall have, in all material respects, performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by it on or prior to the Merger Date, unless otherwise waived by Buyer.

                    (c)     Corporate Approvals.   All necessary corporate action on the part of the directors and stockholders of Company adopting this Agreement and approving the transactions contemplated hereby shall have been taken.

                    (d)     Closing Certificates of Company and Certain Stockholders.  Buyer shall have received from Company a certificate executed by a duly authorized officer of Company and Caldwell certifying that all representations and warranties of Company set forth in this Agreement are true, complete, and correct in all material respects on and as of the Merger Date as if made at that time and that Company has performed and complied in all material respects with all agreements, covenants, and conditions required by this Agreement to be performed or complied with by Company on or before the Merger Date.

                    (e)     Opinion of Counsel for Company.  Buyer shall have received an opinion of counsel for Company, dated the Merger Date, in form and substance reasonably satisfactory to Buyer and its counsel, with respect to the matters set forth on Exhibit D.

                    (f)     [Intentionally Omitted].

                    (g)     Execution of Employment Agreement.  Caldwell shall have entered into an Employment Agreement with Buyer or Company, which employment agreement shall be in the form of Exhibit E (the “Employment Agreement”), and any prior employment arrangements between Company and Caldwell and Linda Kush shall have been terminated.

                    (h)     Releases. Stephen Caldwell shall have executed a general release of Company substantially in the form of Exhibit F (the “Release”).

                    (i)     Resignations. Each director and officer of Company shall have executed a written resignation as a director or officer of Company.

                    (j)     Company Stockholder List. Company or Caldwell shall have delivered to Buyer an updated Schedule 3.1(c), which shall set forth the name, address, and number of shares of Company Common Stock, on a fully diluted basis, held by each Company Stockholder as of the Merger Date, which schedule shall be updated from time to time by Caldwell.

                    (k)     Purchase Order. Company has received a purchase order from a major computer manufacturer for at least $1 million and the purchase order is currently valid.

                    (1)     Retained Obligations and Liabilities. Company shall deliver a schedule setting forth the accrued payables, liabilities, and obligations of Company that have not been paid or otherwise satisfied and which shall remain as Company obligations as of the Effective Date, and such schedule shall be acceptable to Buyer.

                    (m)     No Material Adverse Change. There shall be no material adverse change in the business, properties, or financial condition of Company.

                    (n)     Audit Results. Buyer shall not have identified, through an audit of Company’s financials, a significant and material discrepancy in Company’s financial position not previously disclosed to Buyer prior to the Effective Date, which discrepancy will have a material adverse affect on Company’s business operations.

                    (o)     Litigation. No action or proceeding by any governmental agency shall have been instituted or threatened that would enjoin, restrain, or prohibit, or might result in substantial damages in respect of this Agreement or the consummation of the transactions contemplated by this Agreement, and would, in the reasonable judgment of Buyer and Merger Subsidiary, make it inadvisable to consummate such transaction, and no court order shall have been entered in any action or proceeding instituted by any other party that enjoins, restrains, or prohibits this Agreement or consummation of the transactions contemplated by this Agreement.

                    (p)     Due Diligence. Buyer shall be reasonably satisfied that no discoveries during due diligence could materially, adversely affect the Company related to ongoing operations or financial condition has or shall occur. This includes, but is not limited to, intellectual property status, outstanding liabilities or litigation, status and validity of major customer relationships and related outstanding purchase orders, manufacturers relationships and costing of product.

                    (q)     Delivery of Documents. All other documents required by this Agreement to be delivered by Company on or prior to the Merger Date shall be delivered or shall be tendered by the Merger Date.

          5.2     Conditions Precedent to the Obligations of Company.  The obligations of Company under this Agreement are, at the option of Company, subject to the satisfaction of the following conditions on or before the Merger Date:

                    (a)     Accuracy of Representations and Warranties.    The representations and warranties of Buyer and Merger Subsidiary herein contained shall have been true and correct in all material respects when made, and, in addition, shall be true and correct in all material respects on and as of the Merger Date with the same force and effect as though made on and as of the Merger Date, except as affected by transactions contemplated hereby.

                    (b)     Performance of Agreements.  Buyer and Merger Subsidiary shall have, in all material respects, performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed and complied with by them or either of them on or prior to the Merger Date.

                    (c)     Corporate Approval.    All necessary corporate action on the part of the directors and stockholders of Buyer and Merger Subsidiary adopting this Agreement and approving the transactions contemplated hereby shall have been taken.

                    (d)     Execution of Employment Agreement.    Buyer or Company shall have entered into the Employment Agreement, and any prior employment arrangements between Company and Caldwell and Linda Kush shall have been terminated.

                    (e)     Closing Certificate of Buyer and Merger Subsidiary.  Company shall have received from Buyer and from Merger Subsidiary a certificate executed by a duly authorized officer of Buyer and Merger Subsidiary certifying that all representations and warranties of

Buyer and Merger Subsidiary set forth in this Agreement are true, complete, and correct in all material respects on and as of the Merger Date as if made at that time and that Buyer and Merger Subsidiary have performed and complied in all material respects with all agreements, covenants, and conditions required by this Agreement to be performed or complied with by Buyer and Merger Subsidiary on or before the Merger Date.

                    (f)     No Material Adverse Change. There shall be no material adverse change in the business, properties, or financial condition of Buyer or Merger Subsidiary.

                    (g)     Litigation.   No action or proceeding by any governmental agency shall have been instituted or threatened that would enjoin, restrain, or prohibit, or might result in substantial damages in respect of this Agreement or the consummation of the transactions contemplated by this Agreement, and would, in the reasonable judgment of Company, make it inadvisable to consummate such transaction, and no court order shall have been entered in any action or proceeding instituted by any other party that enjoins, restrains, or prohibits this Agreement or consummation of the transactions contemplated by this Agreement.

                    (h)     Proceedings Satisfactory to Counsel. All proceedings taken by Buyer and Merger Subsidiary and all instruments executed and delivered by Buyer and Merger Subsidiary on or prior to the Merger Date in connection with the transactions herein contemplated shall be satisfactory in form and substance to counsel for Company.

                    (i)     Delivery of Documents. All other documents required by this Agreement to be delivered by Buyer on or prior to the Merger Date shall be delivered or shall be tendered by the Merger Date.

                    (j)     Audit Requirement. Buyer will notify Company in writing by August 5, 2005, if an audit of Company financials is required to consummate the Merger.

                    (k)     Caldwell Note Payable. Buyer shall have issued a promissory note payable in the favor of Caldwell in the principal amount of $55,000 providing for the repayment of principal from the cash flow of operations of Company on a consolidated basis, which promissory note shall be substantially in the form attached hereto as Exhibit G.

                    (1)     Grant of Stock Options. At the Merger Date, Buyer shall have granted to employees designated by Company as set forth on Exhibit H options to purchase an aggregate of 25,000 shares of Buyer Common Stock pursuant to the terms and conditions of Buyer’s 2005 Stock Award Plan. Such options shall be granted at an exercise price equal to the fair market value of Buyer Common Stock on the Merger Date/Grant Date. Vesting of all options shall be December 31,  2005.

SECTION 6
WAIVER, MODIFICATION, ABANDONMENT

          6.1     Waivers. The failure of Company to comply with any of its obligations, agreements, or conditions as set forth herein may be waived expressly in writing by Buyer and Merger Subsidiary, by action of their respective Boards of Directors without the requirement for a vote of stockholders. The failure of Buyer and Merger Subsidiary to comply with any of their obligations, agreements, or conditions as set forth herein may be waived expressly in writing by Company without the requirement for a vote of stockholders.

          6.2     Modification. This Agreement may be modified at any time in any respect by the mutual consent of all of the Parties, notwithstanding prior approval by the stockholders.  Any such modification may be approved for any Party by its Board of Directors, without further stockholder approval, except that the number of shares of Buyer Common Stock to be issued in exchange for the shares of Company Common Stock may not be decreased without the consent of Company Stockholders given by the same vote as is required under applicable state law for approval of this Agreement.

          6.3     Abandonment.   The Merger may be abandoned on or before the Effective Date notwithstanding adoption of this Agreement by the stockholders of the parties hereto:

                    (a)     By the mutual agreement of the Boards of Directors of Buyer, Merger Subsidiary, and Company;

                    (b)     By Company,  if Company has obtained an Acquisition Proposal to purchase capital stock of the Company based upon a Superior Proposal.   For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal, or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of Company or 20% or more of any class of equity securities of Company; any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Company; any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution, or similar transaction involving Company or any of its subsidiaries (other than the transactions between the Parties); or any other transaction or arrangement the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to Buyer of the transactions contemplated hereby.    For purposes of this Agreement, a “Superior Proposal” means an Acquisition Proposal on terms that the Board of Directors of Company determines in its good faith judgment to be more favorable, from a financial point of view, to the Company Stockholders than the terms of the Merger;

                    (c)     By the Boards of Directors of Buyer and Merger Subsidiary, if any of the conditions provided in Section 5.1 shall not have been satisfied, complied with, or performed in any material respect, and Buyer and Merger Subsidiary shall not have waived such failure of satisfaction, noncompliance, or nonperformance;

                    (d)     By the Board of Directors of Company, if any of the conditions provided in Section 5.2 shall not have been satisfied, complied with, or performed in any material respect, and   Company shall not have waived such failure of satisfaction, noncompliance, or nonperformance; or

                    (e)     At the option of Buyer, Merger Subsidiary, and Company, if there shall have been instituted and be pending or threatened any legal proceeding before any court or governmental agency seeking to restrain or prohibit or to obtain damages in respect of this Agreement or the consummation of the Merger contemplated by this Agreement, or if any order restraining or prohibiting the Merger shall have been issued by any court or governmental agency and shall be in effect.

          In the event of any termination pursuant to this Section 6.3, all amounts owed to Buyer shall be governed by Company promissory notes as set forth in this Agreement.

          In the event of any termination pursuant to this Section 6.3 (other than pursuant to subparagraphs (a) and (b) hereof), written notice setting forth the reasons thereof shall forthwith be given by Company if it is the terminating Party, to Buyer and Merger Subsidiary, or by Merger Subsidiary and Buyer, if they are the terminating Parties, to Company. This Agreement shall terminate automatically if the Merger shall not have occurred on or before September 15, 2005 or September 30, 2005 (only if an audit of Company is required).

          6.4     Effect of Abandonment.

                    (a)     If the Merger is abandoned as provided for in Section 6.3(a), this Agreement shall forthwith become wholly void and of no effect without liability to any Party or to the directors, officers, representatives, and agents of any such Party, and Buyer and Company shall each pay its own fees and expenses incident to the negotiation, preparation, and execution of this Agreement and the obtaining of the necessary approvals thereof, including fees and expenses of its counsel, accountants, investment bankers, and other experts. Buyer recognizes the possibility that unsolicited offers could be made for the purchase of Company. Any termination initiated by Company shall be for a transaction valuing the Company at greater than $3.0 million, and will require Company to pay to Buyer 5% of like kind gross proceeds from the Superior Proposal. If Company terminates this Agreement for any reason other than a Superior Proposal, Company shall pay to Buyer all reasonable legal, accounting, and contractor due diligence expenses incurred by Buyer in connection with this Agreement, plus a $25,000 non-accountable fee.

SECTION 7
INDEMNIFICATION; INSURANCE

          7.1     Survival of Representations, Warranties, Agreements, and Covenants.    The representations and warranties of Company and Buyer set forth herein shall survive for a period of 18 months after the Merger Date but each and every covenant and agreement of each Party shall survive until performed or required to be performed. All representations and warranties of each Party set forth in this Agreement shall be deemed to have been made again by such Party at and as of the Merger Date.

          7.2     Indemnification by Company and Caldwell. If at any time after the Merger Date it is discovered that any representation or warranty of Company contained or referred to in this Agreement or in any certificate, schedule, exhibit, or document delivered pursuant hereto was incomplete, incorrect, or untrue, or that Company breached any covenant or agreement contained in this Agreement, Buyer shall have the right to offset from any Earnout Shares that may become payable to Caldwell pursuant to this Agreement, if any, the amount of the loss, expense, or damage suffered or incurred by Buyer that would not have been suffered or incurred if the facts set forth in those representations or warranties had been correct or those covenants and agreements had not been breached.

Buyer has no right to offset any amount of Merger Consideration, including Earnout Shares, granted to other Company Stockholders pursuant to this Agreement. Caldwell and Company shall indemnify and hold Buyer and its respective directors, officers, employees, agents, representatives, and all other persons or entities charged or chargeable with responsibility or liability therefor (each a “Buyer Indemnittee”), harmless for, from, and against all liabilities, suits, actions, proceedings, claims, demands, losses, damages, fees, costs, taxes, penalties, and expenses (including, but not limited to, reasonable attorneys’ and accountants’ fees) caused by, arising out of, or otherwise related to the operation of Company’s business prior to the Merger Date. Buyer agrees and acknowledges that Caldwell is the only Company Stockholder obligated under this Section 7.2.

          7.3     Indemnification by Buyer.   If at any time after the Merger Date it is discovered that any representation or warranty of Buyer contained or referred to in this Agreement or in any certificate, schedule, exhibit, or document delivered pursuant hereto was incomplete, incorrect, or untrue, or that Buyer breached any covenant or agreement contained in this Agreement, Buyer shall promptly pay Company Stockholders the amount of the loss, expense, or damage suffered or incurred by Company Stockholders that would not have been suffered or incurred if the facts set forth in those representations or warranties had been correct or those covenants and agreements had not been breached.  Without in any way limiting any of the rights of Company Stockholders, Buyer shall indemnify and hold Company Stockholders harmless for, from, and against all liabilities, suits, actions, proceedings, claims, demands, losses, damages, fees, costs, taxes,  penalties,  and expenses  (including, but not limited to,  reasonable attorneys’  and accountants’ fees) caused by, arising out of, or otherwise related to the operation of the Company’s business subsequent to the Merger Date.

          7.4     Limitations On Indemnification. Notwithstanding anything to the contrary in this Agreement, Caldwell shall have no obligation to indemnify any Buyer Indemnitee-pursuant to this Section 7 until the total amount of all damages actually incurred by such Buyer Indemnitee for which such Buyer Indemnitee shall be entitled to indemnification under this Section 7, but for this provision, exceeds $30,000 in the aggregate (the “Basket Amount”). The aggregate liability of Caldwell for all claims for indemnification under this Section 7 shall not exceed the lesser of the following amounts: (i) the Merger Consideration actually received by Caldwell, as valued on the Merger Date; or (ii) the Merger Consideration actually received by Caldwell, as valued on the date of the claim for indemnification. Any amounts recoverable against Caldwell under this Agreement or otherwise shall be recovered only from Merger Consideration actually received by Caldwell under this Agreement.

          7.5     Notice and Right to Defend Third-Party Claims. Promptly upon receipt of notice of any claim, demand, or assessment or the commencement of any suit, action, or proceeding with respect to which indemnity may be sought pursuant to this Agreement (a “Third Party Claim”), Buyer, Company, or Caldwell, as the case may be, (the “Indemnitee”) shall notify in writing, if possible, within sufficient time to respond to such Third Party Claim or to answer or otherwise plead in such action (but in any event within 30 days), the party from whom indemnification is sought (the “Indemnitor”). In case any Third Party Claim shall be asserted, or any suit, action, or proceeding commenced against the Indemnitee, the Indemnitor shall be entitled, at the Indemnitor’s expense, to participate therein, and, to the extent that the Indemnitor may wish, to assume the defense, conduct, or settlement thereof, at the Indemnitor’s own expense, with counsel satisfactory to the Indemnitee, whose consent to the selection of counsel shall not be unreasonably withheld or delayed, provided that the Indemnitor confirms to the Indemnitee that it is a claim to which its rights of indemnification apply.

The assumption of the defense, compromise, and settlement of such Third Party Claim by the Indemnitor shall be an acknowledgement of the obligation of the Indemnitor to indemnify the Indemnitee with respect to such claim hereunder. The Indemnitor shall have the right to settle or compromise monetary claims. As to any settlement or compromise of any other claim, however, the Indemnitor shall first obtain the prior written consent from the Indemnitee, which consent shall be exercised in the sole discretion of the Indemnitee. If the Indemnitor decides not to participate, the Indemnitee shall be entitled, at the Indemnitor’s expense, to defend, conduct, settle, or compromise such matter with counsel satisfactory to the Indemnitor, whose consent to the selection of counsel shall not be unreasonably withheld or delayed. Notwithstanding the above, if, in the reasonable opinion of the Indemnitee, any Third Party Claim or the litigation or resolution thereof involves an issue or matter that could have a material adverse effect on the business, operations, assets, properties, or prospects of the Indemnitee (including, without limitation, the administration of the tax returns and responsibilities of the Indemnitee under applicable tax laws), the Indemnitee shall have the right to control the defense, compromise, and settlement of such Third Party Claim undertaken by the Indemnitor, and the costs and expenses of the Indemnitee in connection therewith shall be included as part of the indemnification obligation of the Indemnitor hereunder. If the Indemnitee shall elect to exercise such right, the Indemnitor shall have the right to participate in, but not to control, the defense, compromise, and settlement of such Third Party Claim at its sole cost and expense.

          7.6     Survival of Agreements.   Buyer and Merger Subsidiary agree that all rights to indemnification for acts or omissions occurring prior to the Merger Date now existing in favor of the current or former directors or officers (the “Indemnified Parties”) of Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents) or existing indemnification contracts shall survive the Merger and shall continue in full force and effect in accordance with their terms.

          7.7     Survival.   This Section 7 shall survive the consummation of the Merger at the Merger Date, is intended to benefit Buyer and Company, and the Indemnified Parties and their respective heirs, personal representatives, successors, and assigns, and shall be binding on all successors and assigns of Buyer and Company.

          7.8     Limitation  on  Claims.     Company  and  Caldwell  shall  have  liabilities  and obligations for damages under this  Section 7 only with respect to claims submitted or notice of claims provided within 18 months of the Merger Date.  Notwithstanding the expiration date of the representations and warranties set forth herein, if Buyer shall notify Company and/or Caldwell with respect to the submission of a claim during the time period of survivability of the representations and warranties, each of Company’s and Caldwell’s liability for damages shall continue in full force and effect until such time as such claims are fully and finally resolved in accordance with the terms hereof.

SECTION 8
NON-COMPETITION

          8.1     Non-Competition Because of the importance of Caldwell to the development and operation of the intellectual property business of Company, as well as his knowledge of and reputation in Company’ industry, Buyer is unwilling to enter into and perform this Agreement unless Caldwell enters into the non-competition agreement contained in this Section 8.   To induce Buyer to enter into this Agreement and for the benefit of Buyer and Merger Subsidiary, Caldwell agrees as follows:

          8.2     Duration and Extent of Restriction    Caldwell shall not, for a period ending December 31, 2007, engage in a business that directly or indirectly competes with Buyer or Company.   The term “engage in” shall include, but shall not be limited to, activities, whether direct or indirect, as proprietor, partner, stockholder, principal, investor, landlord, agent, employee, consultant or lender; provided, however, that the ownership of not more than 5% in the aggregate by Caldwell of the stock of a publicly held corporation shall not be included in such term.

          8.3     Restrictions with Respect to Licensees and Employees   In furtherance of, and without in any way limiting the restriction in Section 8.2, for the period specified in Section 8.2, Caldwell shall not, directly or indirectly,

                    (a)     request any past, present, or future licensees of Company to curtail or cancel their business with Company, Buyer or any of their affiliates;

                    (b)     solicit, canvas, or accept, or authorize any other person to solicit, canvas, or accept, from any past, present, or future customers of Company, Buyer, or any affiliates of Company or Buyer, any business for any other person, firm, or entity engaged in a business the same as, similar to, or in general competition with the business of Company being conducted as of the Effective Date; or

                    (c)     induce or attempt to influence any employee of Company, Buyer, or any affiliates of Company or Buyer to terminate his or her employment.

As used in this Section 8.3 “future customer” shall mean a customer with whom business will have been transacted between the date hereof and the end of the term specified in Section 8.2.

          8.4     Remedies for Breach.   Each of Company and Caldwell acknowledge that the restrictions contained in this Section 8, in view of the nature of the business in which they are engaged, are reasonable and necessary to protect the legitimate interests of Buyer, Merger Subsidiary, and their subsidiaries and other affiliated entities and that any violation of these restrictions would result in irreparable injury to Buyer, Merger Subsidiary, and their subsidiaries and other affiliated entities.   Caldwell agrees that, in the event of a violation of any of such restrictions, Buyer or Merger Subsidiary shall be entitled to preliminary and permanent injunctive relief as well as an equitable accounting of all earnings, profits, and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which Buyer or Merger Subsidiary may be entitled. In the event of a violation, the period of non-competition referred to in Section 8.2 shall be extended by a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation shall have been finally terminated in good faith. Buyer agrees and acknowledges that Caldwell’s failure to comply with this Section 8 will not give rise to any right of setoff or other action at law or in equity against the other Company Stockholder.

SECTION 9
GENERAL

          9.1     Indemnity Against Finders. Each Party shall indemnify and hold the other Parties harmless against any claim for finders’ fees based on alleged retention of a finder by it.

          9.2     No Third-Party Beneficiaries. The provisions of this Agreement are not intended to create rights of third-party beneficiaries.

          9.3     Governing Law; Jurisdiction and Venue.    This Agreement, and all questions relating to its validity, interpretation, performance, and enforcement, shall be governed by and construed in accordance with the laws of the state of Delaware, notwithstanding any Delaware or other conflict-of-law provisions to the contrary. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in Phoenix, Arizona and they hereby submit to the exclusive jurisdiction of the courts of the state of Arizona and of the federal courts in the District of Arizona with venue in Phoenix, Arizona with respect to any action or legal proceeding commenced by any Party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested.

          9.4     Notices.   All notices, requests, consents, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given and received: (a) if mailed by registered or certified mail, three business days after deposit in the United States mail, postage prepaid, return receipt requested; (b) upon confirmation of a receipt of a facsimile or e-mail transmission; (c) if hand delivered, upon delivery against receipt or upon refusal to accept the notice; or (d) if delivered by a standard overnight courier, one business day after deposit with such courier, postage prepaid, in each case, addressed to such party at the address set forth below:

If to Buyer or Merger Subsidiary:

InPlay Technologies, Inc.
234 South Extension, #103
Mesa, Arizona 85210-8492
Attention: Robert J. Brilon
Phone: (480)586-3300
Fax: (480)844-9625
E-Mail: bob@inplaytechnologies.com

with a copy given in the manner prescribed above, to:

Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
Attention: Quinn P. Williams
Phone: (602) 445-8343
Fax: (602) 445-8647
E-Mail: williamsq@gtlaw.com

If to Company:

FinePoint Innovations, Inc.
15220 South 50th Street
Suite 105
Phoenix AZ 85044 Attention: Stephen Caldwell
Phone: (602) 325-2083
Fax: (602) 325-2081
E-Mail: scaldwell@fpi2.com

with a copy given in the manner prescribed above, to:

Rogers & Theobald LLP
The Camelback Esplanade, Suite 850
2425 E. Camelback Road
Phoenix, Arizona 85016
Attention: Jonathan A. Coury
Phone: (602) 852-5583
Fax: (602) 852-5570
E-Mail: jac@rogerstheobald.com

          Any Party may alter the address to which communications or copies are to be sent by giving notice to such of change of address in conformity with the provisions of this paragraph for the giving of notice.

          9.5     Binding Nature of Agreement; No Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, except that no Party may assign or transfer its rights or obligations under this Agreement without the prior written consent of the other Parties.   Any assignment, delegation, or transfer made in violation of this Section 9.5 shall be null and void.

          9.6     Severability. Each and every provision set forth in this Agreement is independent and severable from the others, and no provision shall be rendered unenforceable by virtue of the fact that, for any reason, any other or others of them may be unenforceable in whole or in part.

The Parties agree that if any provision of this Agreement shall be declared by a court of competent jurisdiction to be unenforceable for any reason whatsoever, the court may appropriately limit or modify such provision, and such provision shall be given effect to the maximum extent permitted by applicable law.

          9.7     Public Disclosure.  Company shall not issue any press release or make any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby.   Buyer shall consult with Company before issuing any press release regarding the terms of this Agreement and the transactions contemplated hereby.   In the event Stephen Caldwell shall make any public speeches, seminars, or other presentations regarding Company between the Effective Date and the Merger Date, mention shall be made that Company has entered into this Agreement with and is to be acquired by Buyer.

          9.8     Section Headings.  The section headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

          9.9     Counterparts; Facsimile.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and this Agreement maybe executed by facsimile counterparts.

          9.10     Entire Agreement.  This Agreement contains the entire understanding among the Parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as herein contained (including the Term Sheet for Discussion Purposes Only, dated April 29, 2005).   The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

          9.11     Paragraph  Headings.     The  paragraph  headings  in  this  Agreement  are  for convenience only; they form no part of this Agreement and shall not affect its interpretation.

          9.12     Gender.   Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.

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          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

INPLAY TECHNOLOGIES, INC.

By:	/s/ ROBERT J. BRILON

Name:	Robert J. Brilon
Title:	Chief Executive Officer

FPI ACQUISITION, INC.

By:	/s/ ROBERT J. BRILON

Name:	Robert J. Brilon
Title:	President

FINEPOINT INNOVATIONS, INC.

By:	/s/ STEPHEN CALDWELL

Name:	Stephen Caldwell
Title:	President

/s/ STEPHEN CALDWELL

Stephen Caldwell, Individually